

THE CLOROX COMPANY

2010 Annual Report to Shareholders and Employees

Hidden Valley
Ranch
Hidden Valley
FARMHOUSE

Perform Well, Every Day...


CLOROX
Disinfecting
Wipes
Tough Cleaning
in a Thick Wipe

...At the Front Lines of Disinfection

An estimated 13.6 million people died worldwide in 2008 from infectious disease.* Clorox® disinfecting products can make a significant difference in the fight to kill germs that can lead to illness. Our new global growth platform, Stop the Spread of Infection, taps our vast potential to help make the world a healthier place.

* World Health Organization, "WHO global burden of disease, 2004 update" (published 2008).

...Around the World, Naturally

Among consumers' top priorities are products that meet their needs for health and wellness and their growing desire for more sustainable products. Our natural products platform sits at the intersection of these two global consumer trends. Burt's Bees®, a leading natural personal care brand in the U.S., is a great example of this and can now be found in more than two dozen countries around the globe.


BURT'S BEES
soothingly
SENSITIVE
BODY LOTION

...Through One-on-One Relationships

The media landscape has fundamentally changed. Today, through online forums and networks, consumers are more actively interacting with brands and fellow consumers. With highly successful social media campaigns, like the Brita® brand's FilterForGood™ movement, we're becoming an industry leader in relationship marketing.


FILTERFORGOOD.COM
Reduce Bottled Water Waste.
Do a World of Good.
facebook
bob



In Latin America, for many consumers, fragrance is proof of a clean home. The Poett® brand enjoys strong market share by staying in step with consumer aspirations, using fragrances like Espiritu Joven (Young Spirit) to evoke positive experiences and indulgences. This type of deep consumer understanding is the fuel that powers our business and establishes our brands as category leaders.

...At the Top of Our Categories

...Through Lifetime Loyalty

Kingsford® charcoal consumers are passionate about grilling, and keeping them delighted is vital to the success of the brand. By combining technical innovation with an understanding of consumers' behaviors and desires, we have continually improved the product's key benefits. This kind of consistent, unrivaled performance enables us to create lifetime loyalty for our brands.





A diverse and inspired workforce is paramount to our success. Diversity is the means by which we drive better insights and better innovation in the marketplace. Embracing our diversity also ensures that every employee feels included, valued and empowered. While we continually look for ways to make our company even stronger in this area, our above-average employee engagement scores reflect a high level of satisfaction with our values-oriented way of doing business.

...With a Winning Team

(Left to right) Alok Goel, Cheryl Brice, Galen Sorrells and Angela Hilt are members of the Clorox legal team, which recently received an Employer of Choice award from the Minority Corporate Counsel Association for our success in hiring, retaining and developing legal talent from diverse backgrounds.

Driving Profitable Growth

12%

Diluted EPS Growth

Clorox Shareholders and Fellow Employees:
Our 2010 performance was excellent. I believe our performance demonstrates we have the right strategy to effectively manage our business and drive profitable growth in any economic environment.

We had a great year. We continued to make significant progress on our Centennial Strategy, which we introduced three years ago to define our areas of focus and targets through 2013 when the company turns 100. We delivered top-line growth and met or exceeded our annual targets for gross margin, earnings and economic profit growth in a very challenging economic environment:

- We grew sales 2 percent to $5.53 billion. Excluding the impact of a significant currency devaluation in Venezuela*, sales would have grown 3 percent, consistent with our volume growth of 3 percent.
- We increased gross margin by 180 basis points to 44.8 percent, nearing a 10-year high.
- We generated cost savings of about $100 million in cost of goods sold, which was in line with our fiscal 2010 targeted range of $90 million to $100 million.
- We achieved $4.24 diluted earnings per share (EPS), versus $3.79 diluted EPS in fiscal 2009, an increase of 12 percent on top of 17 percent growth in the prior year.
- We continued to build on our history of strong cash flow, a Clorox hallmark, with an increase of 11 percent in cash provided by operations. We used our cash flow to pay down debt to targeted levels, increase our dividend by 10 percent, repurchase 2.4 million shares of Clorox stock and purchase Caltech Industries to further expand our Away From Home business.



Donald R. Knauss
Chairman and Chief Executive Officer

* Venezuela currency devaluation decreased sales by approximately 1 percent, or $67 million.

15%
Economic Profit Growth

- We delivered on our "true north" goal of double-digit average annual economic profit* (EP) growth with a 15 percent increase to $433 million, compared with $376 million for the prior year. We believe EP is the measure that most closely aligns with creating value and generating returns for our shareholders over time.

Our organization demonstrated excellence across the "3Ds" of Desire, Decide and Delight. These are the three "moments of truth" when a consumer can choose our product. Here are just a few examples of how we focused on the 3Ds to achieve such strong results:

Desire: In addition to strong traditional advertising, we increased our presence in other communication channels to meet our consumers where they're most receptive to our messages. Today, we're finding success in nontraditional communication activities like social networks, blogs and other online forums. You're now as likely to see our brands on Facebook as you are on daytime television.

Decide: Our commitment to strategic partnerships with retailers has helped ensure we are well positioned on store shelves, where most purchase decisions are made. Retailers appreciate the innovation and focused consumer communication we bring to our categories, as well as our strong capabilities in category advisory services where we advise retailers on assortment, shelving, merchandising and pricing decisions to maximize the potential of a category. This was reflected in our No. 7 ranking among our top strategic partners in the most recent Cannondale Associates PoweRanking† survey, which asks retailers to rank more than 100 manufacturers on a number of dimensions.

Delight: We want at least 60 out of 100 people to say they prefer our products to our competitors'. Today, our products with this 60/40 superiority represent 47 percent of sales. We're well on our way to exceeding our 2013 goal for 50 percent of products with 60/40 wins, and we aim to go even higher. I'm especially pleased that Clorox

44.8% Gross Margin

11%
Growth in Cash Provided by Operations

*Economic profit (EP) is used by management to evaluate business performance. EP represents earnings from continuing operations before income taxes, noncash restructuring-related and asset impairment costs, and interest expense, after tax, less capital charge. See reconciliation of EP in Exhibit 99.3 of the company's annual report on Form 10-K for the fiscal year ended June 30, 2010.

3-Year Total Shareholder Return: Since Inception of Centennial Strategy



10%
0%
-10%
-20%
-30%
-40%
2007
2008
2009
2010
Clorox: 10%
Peers: 4%
S&P 500: -27%

June 30, 2007, through June 30, 2010

2-Year Total Shareholder Return: During Global Recessionary Period



30%
20%
10%
0%
-10%
-20%
-30%
2008
2009
2010
Clorox: 27%
Peers: 8%
S&P 500: -16%

June 30, 2008, through June 30, 2010

Assumes reinvestment of quarterly dividends. Peer companies: An average of 18 consumer packaged goods companies, excluding Clorox, used for financial benchmarking purposes.

ranked at the top of the American Customer Satisfaction Index, a measure of product quality by consumers and retailers. We've topped the Index for more than a decade, and this year tied our highest score ever.

Overall, our brands performed very well, and these efforts across the 3Ds have especially paid off where it counts most: in fiscal 2010, more consumers chose our products over our competitors'. We delivered market share growth in the U.S. and our International business in fiscal 2010.+

We have the right plans in place to accelerate growth. We understand and are capitalizing on global consumer trends to drive growth from our existing businesses and new sources. Within our core businesses, we're reshaping our portfolio toward higher-growth categories, channels and countries, and increasing our investment in innovation across the 3Ds to sustain two or more points of growth annually from new products and packages, a goal we've achieved for the past eight consecutive years.

Based on our strong consumer insights, we've also identified two global platforms to focus on for accelerated growth: Stop the Spread of Infection (SSI) and natural products. With SSI, our leading disinfecting products can make a significant difference in the fight against germs that can lead to illness. And at the convergence of consumer desire for products that promote health and wellness and sustainability, our Green Works® natural cleaning, Burt's Bees® natural personal care and Brita® water-filtration products are making a name for themselves around the world.

Creating long-term shareholder value remains our top priority. Since the introduction of our Centennial Strategy three years ago, Clorox stock has delivered a 10 percent increase in total shareholder returns (chart above left). Importantly, for the two-year period that corresponds with the global recession, our stock delivered total shareholder returns (TSR) of 27 percent (chart above right) and Clorox ranked No. 3 in TSR among our 19-company peer group for this recessionary period.

10%

DIVIDEND INCREASE

† PoweRanking is a registered trademark of Cannondale Associates.

+ U.S. Market share on an all-outlet basis, as well as International share, for the 52 weeks ending June 30, 2010.


Percent of Total Company Net Sales by Segment
16%
33%
21%
30%
Cleaning
Household
International
Lifestyle

We're making the right decisions for the health of our business. Our cash flow is strong, enabling us to pay down debt, support dividend growth, make targeted acquisitions and repurchase shares. We are disciplined in our capital spending and continue to use an economic profit lens to allocate resources.

We believe our ability to continue to expand gross and EBIT margins and deliver strong cost savings shows we can consistently and effectively manage through tough economic conditions and deliver strong performance in any environment. We are committed to delivering our fiscal 2011 plans and achieving our long-term targets.

At the end of the day, it's our 8,300 enthusiastic and talented employees who drive the success of our organization. They continue to do a fantastic job of executing our day-to-day business in a very challenging economic environment and are doing it the right way, living our values every day. I'm proud and honored to work alongside them. On behalf of everyone at Clorox, thank you for continuing to place your trust in our company.

Sincerely,

Donald R. Knauss
Chairman and Chief Executive Officer

August 25, 2010

4 MEGATRENDS

Health and Wellness

Sustainability

Multicultural

Affordability/Value

How We're Performing Well to Drive Profitable Growth

There's a consistent refrain across Clorox: *It's all about profitable growth.* We're singularly focused on this imperative for our future, and we use the **global consumer "megatrends"** of health and wellness, sustainability, multicultural and affordability/value to evaluate which opportunities have the greatest potential.

We're **accelerating the pace of innovation** to continually bring fresh, problem-solving ideas to our businesses across the three "moments of truth" when consumers choose our brands. We call the moments the "3Ds" of Desire, Decide and Delight. Every step of the way, we evaluate whether an idea provides real value for our consumers, customers and the company.

With our focus on two key **global growth platforms**, Stop the Spread of Infection and natural products, we have the strategies and we'll invest the resources necessary to capitalize on pivotal consumer trends that span global markets.

Investing to Create Desire


Hidden Valley
Ranch

The way we create desire for our products has undergone a paradigm shift. Increasingly, we are using nontraditional media to help us strengthen relationships with consumers.

Our Hidden Valley® brand has had particular success investing in an integrated marketing approach, from buzz-building social media activities to time-honored television advertising. Additionally, by partnering with influential bloggers, educators and dieticians, the Hidden Valley® team is building brand credibility from the bottom up. It's working: In fiscal 2010, Hidden Valley® salad dressings significantly grew their market share.*

'Detergent Alone Is Not Enough' campaign is reinvigorating the laundry business

An integrated communication program is also helping to reposition and reinvigorate our laundry business. On a mission to create stronger interactions with consumers, the team held one of the most successful sweepstakes programs in Clorox history. The promotion, which gave winners Maytag washer/dryer sets, was part of a comprehensive communication campaign aimed at driving home a consistent message: "Detergent alone is not enough."

Brands are working to increase relevance with U.S. Hispanics

How we reach consumers isn't the only thing that's shifting. There's a sweeping demographic change under way in the U.S. that affects whom we want to reach. Population growth is fastest among minority groups, Hispanics in particular.

Our brands must become more relevant with U.S. Hispanics today to remain vital in the marketplace of tomorrow. To capitalize on this opportunity, we're investing ahead of the curve. For instance, our Pine-Sol® brand – which is No. 1 in dilutable cleaners in the general market, but No. 2 with Hispanics† – recently commissioned an in-depth Hispanic consumer segmentation study. We'll use the results to better shape Hispanic-targeted marketing communications moving forward. In fact, we've already turned those insights into action and developed new advertising that drives Pine-Sol brand awareness among Hispanic audiences. This work dovetails with the brand's innovative African-American-targeted marketing, which was the first of its kind at Clorox.


CLOROX
CLOROX

* In the 52 weeks ended June 30, 2010, Hidden Valley® salad dressings dollar market share increased 1.5 points. Source: IRI All Outlet, U.S.

† Source: IRI Hispanic database FDM in the year ended June 30, 2010, U.S.

Maytag is a registered trademark of Maytag Corporation.

Capitalizing on the Moment of Decide



WIN
INSTANTLY
Keith Urban in Las Vegas
TURN UP THE MUSIC
FIRE UP THE GRILL
Save $5
Save $10



poett
Disfruta
tu casa
con la familia
Poett



Fresh Step
Multiple Cat
20

Through insights, category advice, packaging innovations and in-store marketing, we're sharpening our focus on the shopper to have even more impact in stores at the moment of decide.

Shopper insights help to position us as partner to retailers

With our value-added Category Advisory Services (CAS), we share what we know about shoppers to help retail customers become more profitable in our categories. Over the past several years, this sophisticated capability has helped us establish ourselves as a true partner to U.S. retailers.

More recently, we've begun to expand CAS into our International business and have won many new category adviser designations as a result. One demonstrated success has been with a major retailer in the Latin America region. In the overall market, sales in our categories are showing single-digit growth. But those same categories are growing by double digits within this customer's stores, thanks in part to the actionable strategies for shelving and assortment we have provided.

Marketing to shoppers drives results for Clorox and retailers

Retail customer marketing (RCM) translates our brand growth ideas and marketing communication programs to the store environment. A notable RCM success has been ongoing campaigns bringing together Kingsford® charcoal, K C Masterpiece® sauces, Hidden Valley® salad dressings, Brita® water-filtration products and Glad® products to promote grilling occasions. The program drives scale and efficiency in spending across these businesses, generating positive returns for Clorox and our customers.

The Casa Poett® campaign in Chile was another stand-out success for RCM this year. The concept – which included free-standing displays, point-of-purchase materials, promotional packaging and in-store demonstrations – communicated that the Poett brand is the fragrance expert with a complete lineup of products for use throughout the home. This straightforward initiative drove a 28 percent sales increase for the brand at key retailers during the promotion period.

We also look to partner outside the company where it makes sense for our brands and our customers. For instance, we have brokered several successful partnerships between our Fresh Step® cat litter brand and cat food manufacturers. Our retailers are continually looking for ways to grow their pet categories and make themselves a pet-owner destination, and these comarketing/merchandising programs have helped to increase the overall number of items that shoppers purchase in their stores.


GLAD
Cling
Sierra Club
green works

Since its introduction, the Green Works® brand has been a proud supporter of the Sierra Club's conservation efforts.



Innovating Solutions That Delight

Across our categories, we search relentlessly for insights and solutions to solve problems for our consumers, help grow our customers' categories and drive economic profit for the company.

We're generating ideas faster and more consistently by incorporating more outside ideas than ever before. This year, we teamed with external partners to help us solicit and filter ideas from inventors, and we held a contest to find new ideas for homecare products. All of this activity is accelerating our innovation pipeline of new product ideas.


NOW BETTER THAN EVER!
READY Even FASTER and BURNS LONGER!
KINGSFORD


GLAD
ODORSHIELD
febreze
40


BURT'S BEES

Glad® innovation is profiting from partnership

Our Glad® products business is one example of how an outside partnership is paying off. Our joint venture with Procter & Gamble has given us the opportunity to tap into that company's sizable research and development resources to bring innovation to consumers. Two recent new products – ForceFlex® bags with a stretchable drawstring and Odor Shield® bags with Febreze® odor-neutralization technology – offer consumers more benefits for a better value and are helping us grow market share. In fact, Glad® ForceFlex® trash bags grew U.S. market share in the past year, solidifying its leadership in the premium trash bag category.

Continued improvements to Kingsford® charcoal strengthen loyalty

We have continued to roll out innovations for Kingsford® charcoal even while enjoying an 80 percent share of the U.S. market.* In fiscal 2010, we introduced an improved briquet that reaches cooking temperature faster, burns as long as before and costs less to manufacture and transport. By combining technical expertise with successful marketing, we're outpacing the competition and building even more loyalty among consumers.

A natural solution to the problem of acne

This year, our Burt's Bees® brand rolled out a new line of products to address the age-old problem of acne. Having identified a market gap for an effective natural solution within the $1 billion acne segment, the brand introduced the first truly natural line clinically proven to prevent and reduce acne for clear, smooth and healthy-looking skin.

*In the 52 weeks ending June 30, 2010, total Kingsford® brand charcoals had an 80 percent dollar share of charcoals. Source: IRI All Outlet, U.S.

Wiping Out Germs,

Every Day, Around





Not only do we think our Stop the Spread of Infection (SSI) platform will help grow our business, we believe it can help change the world.

The problems are significant: Millions have died worldwide from infectious disease. And outbreaks of severe acute respiratory syndrome (more commonly known as SARS) and H1N1 influenza viruses have heightened awareness of our global vulnerability.


CITREX
DISPATCH
CLOROX
Germicidal Wipes
Toallitas Germicidas


CLOROX





the World

Recognized and trusted for decades – with a heritage of quality and experience in cleaning, sanitizing and disinfecting – Clorox has the tools to be a global leader in helping to prevent the spread of infection.

The SSI global growth platform will create integrated programs that build on our long history of providing effective products to kill germs that can lead to illness.

Healthcare facilities represent opportunity for expansion and core growth

The work we're doing in healthcare facilities exemplifies how the SSI platform will help us enter new markets and accelerate core growth.

Our products are registered to kill some of the most ruthless organisms in existence, including so-called "superbugs" that threaten patients in hospital and healthcare settings. In fact, our Clorox Commercial Solutions® Ultra Clorox® germicidal bleach is registered to kill methicillin-resistant Staphylococcus aureus (MRSA) and Clostridium difficile (C. diff), the two leading causes of hospital-acquired infections, which result in nearly 100,000 deaths in the U.S. every year.*

With the recent acquisition of Caltech Industries, our products are now used in about 35 percent of U.S. hospitals. In the coming year, we'll be expanding into acute care facilities and broadening our portfolio of products for hospitals.

The international potential for SSI is great, especially in Latin America

There is also tremendous international potential for SSI. Consider Peru, where our bleach sales volume rose 60 percent from 2007 to 2009 following a broad consumer educational campaign about disinfection.

But it's not just about bleach. We're also working to grow our business in disinfecting wipes, disinfecting sprays and dilutable cleaners throughout Latin America.

*U.S. Centers for Disease Control: "The direct medical costs of healthcare-associated infections in U.S. hospitals and the benefits of prevention," 2009.



Seizing Opportunities in Natural and Sustainable

With our Burt's Bees® and Green Works® brands, Clorox is uniquely positioned to capitalize on growth opportunities in the natural personal care and homecare categories.

By addressing consumers' growing desire for natural products that perform as well as or better than traditional ones, we're helping attract more consumers to these categories.

Burt's Bees® brand growing rapidly abroad

The demand for natural personal care is a shift in consumer preferences in nearly all regions of the world. Last year, the category grew between 8 and 16 percentage points in all regions, despite the recession.*

Buoyed by our belief that the Burt's Bees® brand is the best choice in the category, we're working on an aggressive international expansion plan that we anticipate will drive a significant part of the brand's growth moving forward.

Green Works® brand is No. 1 in natural cleaning without sacrificing quality

After a successful launch, today the Green Works® brand remains the U.S. leader in natural home care†, and we've done it with the highest standards for plant-based ingredients and a commitment to strong performance. The Sierra Club has been a supporter of the Green Works® brand and our efforts to make natural cleaners more accessible to consumers. In addition, The Natural Products Association recently granted its Natural Homecare seal to four Green Works® products - the first homecare products to receive such a designation.

With an outstanding repeat purchase rate of 44 percent — several points higher than the category+ — and a strong outlook for average category growth rates of 13 percent to 15 percent annually in the next four years‡, we're poised to expand and evolve the Green Works® brand in years to come.



Categories

Brita® products also appeal to green- and value-minded consumers

Brita® products are also well positioned at the convergence of the health-and-wellness, sustainability and affordability/value trends.

With the promise of great-tasting water, the Brita® brand encourages people to stay hydrated for better health. But Brita® products also offer an easy way to save money and help the environment. One Brita® water filter and a reusable container can replace up to 300 standard 16.9-ounce bottles, many of which could otherwise end up in the trash or landfill. The average Brita® pitcher filters 240 gallons of water a year for about $0.19 a day. For perspective, a consumer would need to purchase more than 1,800 16.9-ounce water bottles to get the same amount of water.

For families looking to reduce their spending and their waste, substituting Brita® filtered water for bottled water is a win-win solution. By communicating this compelling message, we are capturing opportunities with green-minded and value-oriented consumers alike.

*The Kline Group, 2010.

† In the 52 weeks ending June 30, 2010, Green Works® was the No. 1 brand in natural home care. Source: IRI FDKT, U.S.

+ Franchise-wide, weighted average for the individual repeat rates across the Green Works® SKUs. Source: IRI panel data in the 52 weeks ending Jan. 31, 2010, U.S.

‡ Mintel studies, 2008 and 2010; Clorox Advanced Analytics, 2010.

Working Together to Win


COSTCO WHOLESALE

(Standing left to right) Larry Abramson, Tim Racicot, (Seated left to right) Liz Dicks, Daniel Parkhurst and Nancy Staley are members of Clorox's Costco sales team that was recognized for their customer growth achievements in 2010 with nearly every Clorox category showing growth at the membership warehouse club.



Alen Nichols inspects the new line bringing high-strength bleach into the Fairfield, California, manufacturing facility, our first plant to complete its conversion from chlorine to high-strength bleach as a raw material for making Clorox® bleach.

To achieve our ambitious growth goals, we must strive to become an evermore high-performing and agile organization. We will also continue to foster diversity and our "inverted pyramid" philosophy of bottom-up leadership.

Ultimately, it comes down to our values: *do the right thing, stretch for results, take personal ownership* and *work together to win*. These guideposts provide direction while engaging our employees in a fundamental way. In fact, our 2010 score for employees who are engaged or highly engaged remained a high 81 percent, which is above the benchmark of all participating organizations.

Chile team provides stability amid earthquake crisis

Our values were never more evident than in the way our Chile business rebounded from the devastating 8.8-magnitude earthquake that struck the country in February.

In the wake of the disaster, employees used business continuity plans to get our business running again within a few days. We figured out how to bring in bleach from other countries and kept this essential product on the shelf to aid in disaster-recovery efforts. Throughout the crisis, we stayed focused on helping customers, consumers and, most of all, our employees.

The coordinated effort paid off: Even with the earthquake and economic issues, volume in Chile was up 15 percent for the year.

Social and environmental priorities are formalized with corporate responsibility strategy

Our values extend to the impact of our products and our manufacturing operations on the environment, the transparent reporting of financial results and our involvement in the community. In fiscal 2010, we established a formal, public corporate responsibility strategy that is integrated into our business. It reflects the social and environmental issues we've identified as company priorities and is organized into five pillars:

People: Promoting diversity and inclusion, opportunity and respectful treatment for everyone who touches our business
Products: Delivering responsible products, made responsibly
Planet: Shrinking our environmental footprint while we grow our business
Performance: Achieving financial success with transparency, strong governance and corporate responsibility embedded in our operations
Purpose: Safeguarding family well-being, every day

As we continue on our journey to perform well, every day, to drive growth and to create value for our shareholders, our corporate responsibility strategy will help ensure we stay true to the values that have served us so well for nearly 100 years.

For more information about Clorox's commitment to responsible business practices, see our 2010 corporate responsibility report available at www.CloroxCSR.com.



Following the 2010 earthquake in Chile, Clorox employees worked with Cruz Roja Chilena (the Red Cross of Chile) to donate more than 13,000 liters of Clorox Company products, including Clorox® bleach, Clorinda® bleach and Poett® cleaners.

Investing Our Cash, Strategically


CLOROX

Daniel J. Heinrich

Daniel J. Heinrich
Executive Vice President and Chief Financial Officer

At Clorox, we focus on achieving our annual financial targets and delivering against our long-term strategies. I'm very pleased with our fiscal 2010 results. Despite the challenging economic environment, we grew sales, gross margin, diluted EPS, return on invested capital, economic profit and cash provided by operations. I'm especially proud of our long track record of generating strong cash flow and returning cash to shareholders, hallmarks of our company. This year, we used our cash to pay down debt to within our targeted range, repurchase 2.4 million shares of our common stock, pay for the acquisition of Caltech Industries and, importantly, increase our dividend. Total annual dividends paid to Clorox shareholders have increased each year for the past 33 years.

Net Sales
(in billions)


$5.27
$5.45
$5.53
2008
2009
2010

Net Cash Provided by Operations
(in millions)


$730
$738
$819
2008
2009
2010

Net Earnings
(in millions)


$461
$537
$603
2008
2009
2010

Diluted Net Earnings Per Share
(in dollars)


$3.23
$3.79
$4.24
2008
2009
2010

ROIC[1]


21%
22%
23%
2008
2009
2010

Economic Profit[2]
(in millions)


$363
$376
$433
2008
2009
2010

1. Return on invested capital (ROIC) is a non-GAAP measure that is calculated as earnings before income taxes, excluding restructuring and asset impairment costs and interest expense; computed on an after-tax basis as a percentage of adjusted average invested capital. See reconciliation of ROIC in Exhibit 99.2 on Form 8-K filed on August 3, 2010 for the fiscal year ended June 30, 2010.
2. Economic profit (EP) is used by management to evaluate business performance. EP represents earnings from continuing operations before income taxes, noncash restructuring-related and asset impairment costs, and interest expense, after tax, less capital charge. See reconciliation of EP in Exhibit 99.3 of the company's Annual Report on Form 10-K for the fiscal year ended June 30, 2010.

Condensed Consolidated Statements of Earnings

Years ended June 30 Dollars in millions, except per share amounts	2010	2009	2008
Net sales	**$ 5,534**	$ 5,450	$ 5,273
Cost of products sold	**3,057**	3,104	3,098
Gross profit	**2,477**	2,346	2,175
Selling and administrative expenses	**747**	715	690
Advertising costs	**518**	499	486
Research and development costs	**119**	114	111
Restructuring and asset impairment costs	**4**	20	36
Interest expense	**139**	161	168
Other expense (income), net	**25**	26	(9)
Earnings before income taxes	**925**	811	693
Income taxes	**322**	274	232
Net earnings	**$ 603**	$ 537	$ 461
Earnings per share			
Basic	**$ 4.28**	$ 3.82	$ 3.27
Diluted	**$ 4.24**	$ 3.79	$ 3.23
Weighted average shares outstanding (in thousands)			
Basic	**140,272**	139,015	139,633
Diluted	**141,534**	140,169	141,197

Condensed Consolidated Balance Sheets

As of June 30 Dollars in millions, except share amounts	2010	2009
ASSETS		
Current assets		
Cash and cash equivalents	**$ 87**	$ 206
Receivables, net	**544**	486
Inventories, net	**367**	366
Other current assets	**126**	122
Total current assets	**1,124**	1,180
Property, plant and equipment, net	**979**	955
Goodwill	**1,650**	1,630
Trademarks, net	**562**	557
Other intangible assets, net	**96**	105
Other assets	**144**	149
Total assets	**$ 4,555**	$ 4,576
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Current liabilities		
Notes and loans payable	**$ 371**	$ 421
Current maturities of long-term debt	**300**	577
Accounts payable	**410**	381
Accrued liabilities	**492**	472
Income taxes payable	**74**	86
Total current liabilities	**1,647**	1,937
Long-term debt	**2,124**	2,151
Other liabilities	**677**	640
Deferred income taxes	**24**	23
Total liabilities	**4,472**	4,751
Commitments and contingencies		
Stockholders' equity (deficit)		
Common stock: $1.00 par value; 750,000,000 shares authorized; 158,741,461 shares issued at June 30, 2010 and 2009; and 138,764,511 and 139,157,976 shares outstanding at June 30, 2010 and 2009, respectively	**159**	159
Additional paid-in capital	**617**	579
Retained earnings	**920**	640
Treasury shares, at cost: 19,976,950 and 19,583,485 shares at June 30, 2010 and 2009, respectively	**(1,242)**	(1,206)
Accumulated other comprehensive net losses	**(371)**	(347)
Stockholders' equity (deficit)	**83**	(175)
Total liabilities and stockholders' equity (deficit)	**$ 4,555**	$ 4,576

Condensed Consolidated Statements of Stockholders' Equity (Deficit)

Dollars in millions, except share amounts	Common Stock Shares (000)	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Treasury Shares Shares (000)	Treasury Shares Amount	Accumulated Other Comprehensive Net (Losses) Gains	Total	Total Comprehensive Income
Balance at June 30, 2007	158,741	$159	$481	$ 185	(7,485)	$ (445)	$(209)	$ 171	
Comprehensive income									
Net earnings				461				461	$461
Translation adjustments, net of tax of $2							26	26	26
Change in valuation of derivatives, net of tax of $17							27	27	27
Pension and postretirement benefit adjustments, net of tax of $15							(23)	(23)	(23)
Total comprehensive income									$491
Cumulative effect of adopting new accounting guidance related to uncertain tax positions				(10)				(10)	
Dividends				(231)				(231)	
Employee stock plans			53	(19)	862	48		82	
Treasury stock purchased					(14,080)	(868)		(868)	
Other						(5)		(5)	
Balance at June 30, 2008	158,741	159	534	386	(20,703)	(1,270)	(179)	(370)	
Comprehensive income									
Net earnings				537				537	$537
Translation adjustments, net of tax of $5							(78)	(78)	(78)
Change in valuation of derivatives, net of tax of $24							(39)	(39)	(39)
Pension and postretirement benefit adjustments, net of tax of $31							(51)	(51)	(51)
Total comprehensive income									$369
Dividends				(264)				(264)	
Employee stock plans			40	(17)	1,120	64		87	
Other			5	(2)				3	
Balance at June 30, 2009	158,741	159	579	640	(19,583)	(1,206)	(347)	(175)	
Comprehensive income									
Net earnings				603				603	$603
Translation adjustments, net of tax of $1							9	9	9
Change in valuation of derivatives, net of tax of $4							10	10	10
Pension and postretirement benefit adjustments, net of tax of $26							(43)	(43)	(43)
Total comprehensive income									$579
Dividends				(290)				(290)	
Employee stock plans			38	(26)	1,980	114		126	
Treasury stock purchased					(2,374)	(150)		(150)	
Other				(7)				(7)	
Balance at June 30, 2010	**158,741**	**$159**	**$617**	**$ 920**	**(19,977)**	**$(1,242)**	**$(371)**	**$ 83**	

Condensed Consolidated Statements of Cash Flows

Years ended June 30 Dollars in millions	**2010**	2009	2008
Operating activities:			
Net earnings	**$ 603**	$ 537	$ 461
Adjustments to reconcile earnings from continuing operations to net cash provided by continuing operations:			
Depreciation and amortization	**185**	190	205
Share-based compensation	**60**	58	47
Deferred income taxes	**24**	(1)	(51)
Asset impairment costs	**–**	3	29
Other	**(15)**	3	23
Changes in:			
Receivables, net	**(53)**	(2)	(8)
Inventories, net	**2**	–	(26)
Other current assets	**(8)**	(4)	11
Accounts payable and accrued liabilities	**35**	(40)	63
Income taxes payable	**(14)**	(6)	(24)
Net cash provided by operations	**819**	738	730
Investing activities:			
Capital expenditures	**(203)**	(197)	(170)
Businesses acquired, net of cash acquired	**(19)**	–	(913)
Other	**(9)**	–	1
Net cash used for investing activities	**(231)**	(197)	(1,082)
Financing activities:			
Notes and loans payable, net	**(52)**	(334)	681
Long-term debt borrowings, net of issuance costs	**296**	11	1,256
Long-term debt repayments	**(598)**	–	(500)
Treasury stock purchased	**(150)**	–	(868)
Cash dividends paid	**(282)**	(258)	(228)
Issuance of common stock for employee stock plans and other	**80**	41	39
Net cash (used for) provided by financing activities	**(706)**	(540)	380
Effect of exchange rate changes on cash and cash equivalents	**(1)**	(9)	4
Net (decrease) increase in cash and cash equivalents	**(119)**	(8)	32
Cash and cash equivalents:			
Beginning of year	**206**	214	182
End of year	**$ 87**	$ 206	$ 214
Supplemental cash flow information:			
Interest paid	**$ 149**	$ 161	$ 153
Income taxes paid, net of refunds	**301**	275	299
Non-cash financing activities:			
Dividends declared and accrued but not paid	**78**	70	64

Report of Independent Registered Public Accounting Firm on Condensed Consolidated Financial Statements

The Board of Directors and Stockholders of The Clorox Company

We have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of The Clorox Company at June 30, 2010 and 2009 and the related consolidated statements of earnings, stockholders' equity (deficit), and cash flows for each of the three years in the period ended June 30, 2010 (not presented separately herein) and in our report dated August 25, 2010, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated financial statements is fairly stated in all material respects in relation to the consolidated financial statements from which it has been derived.

As discussed in the Notes to the consolidated financial statements, on July 1, 2007, the Company changed its method of accounting for uncertain tax positions. As discussed in the Notes to the consolidated financial statements, on July 1, 2009, the Company adopted the two-class method of reporting earnings per share, with the impact applied retroactively.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of The Clorox Company's internal control over financial reporting as of June 30, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 25, 2010 (not presented separately herein) expressed an unqualified opinion thereon.

Ernst + Young LLP

August 25, 2010
San Francisco, California



Daniel Boggan, Jr. [3,4,5]
Retired Senior Vice President, the National Collegiate Athletic Association



Donald R. Knauss [3]
Chairman of the Board and Chief Executive Officer of the Company



Dr. Richard H. Carmona, M.D. [2,4]
Vice Chairman, Canyon Ranch
Former Surgeon General of the United States



Gary G. Michael [1,3,5]
Presiding Director of the Company
Retired Chairman of the Board and Chief Executive Officer of Albertson's, Inc.



Tully M. Friedman [2,3,4]
Chairman and Chief Executive Officer, Friedman Fleischer & Lowe LLC



Edward A. Mueller [1,3]
Chairman and Chief Executive Officer of Qwest Communications International Inc.



George Harad [2,3,4]
Retired Executive Chairman of the Board of OfficeMax Incorporated



Jan L. Murley [1,5]
Retired Consultant, Kohlberg Kravis Roberts & Co.



Robert W. Matschullat [2,4]
Retired Vice Chairman and Chief Financial Officer of The Seagram Company Ltd.



Pamela Thomas-Graham [1]
Chief Talent, Branding and Communications Officer of Credit Suisse Group AG



Carolyn M. Ticknor [1,5]
Retired President of Hewlett Packard Company, Imaging & Printing Systems

The Clorox Company

Board Committees

[1] Audit – Edward Mueller, Chair
[2] Management Development & Compensation – George Harad, Chair
[3] Executive – Donald Knauss, Chair
[4] Finance – Tully Friedman, Chair
[5] Nominating & Governance – Daniel Boggan, Jr., Chair

Board of Directors

Executive Committee



Left to right, front to back:
Wayne Delker
Larry Peiros
Jackie Kane
James Foster
Dan Heinrich
Don Knauss
Laura Stein
Benno Dorer
Frank Tataseo
Beth Springer
George Roeth
Grant LaMontagne
Tom Britanik

Donald R. Knauss
Chairman of the Board
and Chief Executive Officer

Daniel J. Heinrich
Executive Vice President
Chief Financial Officer

Lawrence S. Peiros
Executive Vice President
and Chief Operating Officer,
Clorox North America

Beth Springer
Executive Vice President
International and Natural Personal Care

Frank A. Tataseo
Executive Vice President
Strategy and Growth,
Auto Care and Away From Home

Thomas P. Britanik
Senior Vice President
Chief Marketing Officer

Wayne L. Delker, Ph.D.
Senior Vice President
Chief Innovation Officer

Benno Dorer
Senior Vice President
General Manager, Cleaning Division

James Foster
Senior Vice President
Chief Product Supply Officer

Jacqueline P. Kane
Senior Vice President
Human Resources and Corporate Affairs

Grant J. LaMontagne
Senior Vice President
Chief Customer Officer

George C. Roeth
Senior Vice President
General Manager, Specialty Division

Laura Stein
Senior Vice President
General Counsel

Shareholder and Financial Information

Stock Listing

The Clorox Company's common stock is listed on the New York Stock Exchange, identified by the symbol CLX.

Transfer Agent, Registrar and Dividend Disbursing Agent

Inquiries relating to stockholder records, change of ownership, change of address and the dividend reinvestment/direct stock purchase plan should be sent to:

Computershare
P.O. Box 43078
Providence, RI 02940-3078
800-756-8200 or 781-575-2726
TDD 800-952-9245 or 312-588-4110 for hearing impaired
www.computershare.com/investor

Stockholder Information Service

Shareholder.com offers the latest Clorox news. Stockholders can call 888-CLX-NYSE (259-6973) toll-free 24 hours a day to hear messages about Clorox, request company materials or get a 20-minute-delayed stock quote. For more information, visit www.shareholder.com.

Dividend Reinvestment/Direct Stock Purchase Plan

Clorox has authorized Computershare to offer a dividend reinvestment/direct stock purchase plan. Registered shareholders can purchase additional shares. Nonshareholders may join the plan with an initial investment, lump sum or bank debit. Most fees are paid by Clorox. For more information or plan materials, call 888-CLX-NYSE (259-6973) or contact Computershare (see above).

Management Report on Internal Control Over Financial Reporting

Clorox management, under the supervision and with the participation of the chief executive officer and chief financial officer, has assessed the effectiveness of the company's internal control over financial reporting as of June 30, 2010, and concluded that it is effective. For more information, see Item 9.A. of the company's annual report on Form 10-K for the fiscal year ended June 30, 2010.

2010 Financial Information

The preceding pages of The Clorox Company 2010 annual report contain summary financial information. Full financial statements are provided in the company's 2010 proxy statement. Detailed financial information is available without charge through the following sources:

The company's proxy statement is available at www.TheCloroxCompany.com.

The company's annual report on Form 10-K for the fiscal year ended June 30, 2010, is available at www.TheCloroxCompany.com and through the SEC's EDGAR database. Printed copies are available by calling 888-CLX-NYSE (259-6973).

CEO/CFO Certifications

The most recent certifications by the company's chief executive officer and chief financial officer pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 are filed as exhibits to the company's annual report on Form 10-K for the fiscal year ended June 30, 2010. The company has also filed with the New York Stock Exchange the most recent annual CEO certification as required by Section 303A.12(a) of the New York Stock Exchange Listed Company Manual.

Forward-Looking Statements

Except for historical information, matters discussed in the annual report are forward-looking statements and are based on management's estimates, assumptions and projections. Actual results could vary materially. Please review the "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections in the company's annual report on Form 10-K for the fiscal year ended June 30, 2010, and subsequent SEC filings, for factors that could affect the company's performance and cause results to differ materially from management's expectations. The information in this report reflected management's estimates, assumptions and projections as of Aug. 25, 2010. Clorox has not made updates since then and makes no representation, express or implied, that the information is still current or complete. The company is under no obligation to update any part of this document.

Comparative Stock Performance

The graph below compares the cumulative total stockholder return of The Clorox Company's common stock for the last five fiscal years with the cumulative total return of the Standard & Poor's 500 Stock Index and a composite index composed of the Standard & Poor's Household Products Index and Housewares & Specialties Index (referred to below as the Peer Group) for a five-year period ending June 30, 2010. The composite index is weighted based on market capitalization as of the end of each year during each of the last five years.



$140
$120
$100
$80
Clorox: $127.38
Peers: $126.38
S&P 500: $96.09
2005
2006
2007
2008
2009
2010

$100 invested on June 30, 2005, in stock or index, including quarterly reinvestment of dividends.

Brands That Perform Well, Every Day

Around the world, Clorox people work to build big-share brands and deliver products that consumers value. These efforts continued to pay off. On an all-outlet basis, in fiscal 2010 we grew market share in an intensely value-conscious environment. Put simply, our people worked hard to ensure more consumers chose our products overall more often than the competitions'. As we have for almost a century, we will continue to make investments that support our brands and grow the business.

That Perform Well, Every Day

Nearly 90 percent of our brands hold No. 1 or No. 2 market share positions in their categories.

style


BRITA
Masterpiece
Masterpiece
MARINADE
Hidden Valley
Ranch

ld


GLAD

21% International
of sales


Javex
Javex
Ayudin
Ayudin
Toallitas
Desinfectantes
Chux
Cleaning Wipes
5x Action
Chux
Ropa Color
NEVEX
NEVEX
NEVEX
poett
poett

33% Cleaning

of sales


CLOROX
CLOROX
Disinfecting
Wipes
Liquid-Plumr
POWER GEL
ARMOR ALL
ORIGINAL
Pine Sol
STP
FUEL SYSTEM
CLEANER
green works
CLOROX
Clean-Up
Bleach
TILEX
MOLD & MILDEW
green works
409
All-Purpose Clean
CLOROX 2
Stain Fighter
& Color Booster
green works
natural

16% Life

of sales


Better Water,
Less Waste.
BURT'S BEES
BRITA
BURT'S BEES

30% Househo

of sales


Fresh Step
SCOOPABLE
ODOR ELIMINATING CARBON
Scoop Away
COMPLETE PERFORMANCE
NOW BETTER THAN EVER!
READY Even FASTER and BURNS LONGER!
KINGSFORD
The ORIGINAL
KINGSFORD
GLAD
FORCEFLEX
GLAD ClingWrap

For a comprehensive list of our brands, please visit
www.TheCloroxCompany.com

1221 Broadway
Oakland, CA 94612
510-271-7000

Para ver este informe en español,
visite: www.TheCloroxCompany.com

Printing this book on paper made with post-consumer recycled fiber saves*

Trees
64,904 pounds of wood or a total of 207 trees

Water
94,778 gallons

Energy
66 million Btu

Greenhouse Gases
19,679 pounds

Solid Waste
5,754 pounds

Produced with the highest regard for the planet and its ecosystems, this report is the result of an extensive, collaborative effort of The Clorox Company and its supply chain partners. Exceptional care was taken to utilize environmentally sustainable materials and responsible manufacturing processes to ensure a minimized environmental impact. This report was printed using 100% renewable wind power (REC's) and low-impact manufacturing principles, including lean manufacturing, green chemistry principles, the recycling of residual materials, as well as the use of reduced VOC inks and coatings.

* Environmental impact savings results were derived from the Neenah Green Eco-Calculator and are based on the U.S. EPA Power Profiler as well as the Environmental Defense Fund Paper Calculator v2.0, which is based on research done by the Paper Task Force.


Recycled
Supporting responsible use of forest resources
FSC
www.fsc.org Cert no. SW-COC-001812
© 1996 Forest Stewardship Council

Printed on Neenah ENVIRONMENT® Paper, which is FSC-certified containing 100% recycled PCW fiber, made Carbon Neutral Plus with 100% renewable green energy, processed chlorine free and is Green Seal™ Certified.




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